Exhibit 99.1

PUBLIC ANNOUNCEMENT

POST-BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS / BENEFICIAL OWNERS OF EQUITY SHARES OF INFOSYS LIMITED

This post buyback public announcement (“Post Buyback Public Announcement”) is being made in accordance with Regulation 24(vi) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (including any statutory modification(s), amendment(s) or re-enactments from time to time) (the “Buyback Regulations”).

This Post Buyback Public Announcement should be read in conjunction with the public announcement dated November 7, 2025 and published on November 10, 2025 (the “Public Announcement”) and the letter of offer dated November 18, 2025 (“Letter of Offer”) along with form of acceptance cum acknowledgement and Share Transfer Form (Form SH-4). Unless specifically defined herein, capitalised terms and abbreviations used herein shall have the same meaning as ascribed to them in the Public Announcement and the Letter of Offer.

1.	THE BUYBACK

1.1.

Infosys Limited (the “Company”) had announced the Offer to buyback up to 10,00,00,000 (Ten Crore) fully paid-up Equity Shares of face value of ₹ 5/- (Rupees Five Only) each of the Company, representing 2.41% of the total number of Equity Shares in the paid-up equity share capital of the Company (on a standalone basis) from all the eligible shareholders of Equity Shares of the Company as on November 14, 2025 (“Record Date”) as per the records made available to the Company by Depositories as on the Record Date, on a proportionate basis (subject to small shareholder reservation), through the “Tender Offer” route at a price of ₹1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share payable in cash for an aggregate consideration of up to ₹18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback”), representing 24.31% and 21.68% of the aggregate of fully paid-up equity share capital and free reserves as per the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis, respectively.

1.2.

The Company had adopted the tender offer route for the purpose of the Buyback. The Buyback was implemented using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buyback and Delisting” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended. The Buyback was implemented on both the Indian Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited. For the purposes of the Buyback, BSE Limited was the designated stock exchange.

1.3.	The Tendering Period for the Buyback commenced on Thursday, November 20, 2025 and closed on Wednesday, November 26, 2025.

2.	DETAILS OF BUYBACK:

2.1.	10,00,00,000 (Ten Crore) Equity Shares were bought back under the Buyback, at a price of ₹1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share.

2.2.	The total amount utilized in the Buyback was ₹18,000 crore (Rupees Eighteen Thousand Crore only), excluding Transaction Costs.

2.3.

The Registrar to the Buyback i.e., KFin Technologies Limited (“Registrar”), considered a total of 5,38,090 valid bids for 82,56,24,353 validly tendered Equity Shares in response to the Buyback, resulting in the tender of approximately 8.2562 times the maximum number of Equity Shares proposed to be bought back. The details of the valid bids considered by the Registrar are as follows:

Sr. No.	Category	No. of Equity Shares reserved in Buyback	No. of Valid Bids	Total Equity Shares validly Tendered	% Response
1.	Reserved Category for Small Shareholders	1,50,00,000	4,77,705	2,71,90,448	181.27%
2.	General Category for all other Eligible Shareholders	8,50,00,000	60,385	79,84,33,905	939.33%

	Total	10,00,00,000	5,38,090	82,56,24,353	825.62%

2.4.

All valid bids were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the terms set out in the Letter of Offer. The communication of Acceptance/rejection has been dispatched by the Registrar, via email, to the relevant Eligible Shareholders (who have their email IDs registered with the Company or the Depositories) on December 3, 2025 and shall be sent in physical form to those relevant Eligible Shareholders who have not registered their email IDs with the Company or the Depositories.

2.5.

The settlement of all valid bids which were Accepted was completed by the Indian Clearing Corporation Limited or the NSE Clearing Limited (formerly National Securities Clearing Corporation Limited), as applicable (“Clearing Corporations”), on December 3, 2025. The Clearing Corporations have made direct funds pay-out (net of tax deducted at source, as applicable) to the Eligible Shareholders whose Equity Shares have been Accepted under the Buyback. If bank account details of any Eligible Shareholders were not available or if the funds transfer instruction was rejected by the Reserve Bank of India/ relevant bank(s), due to any reasons, then the amount payable to the concerned shareholder was transferred to the respective Stock Broker(s) for onward transfer to their respective shareholders.

2.6.

Equity Shares held in dematerialized form Accepted under the Buyback were transferred to the Company’s Demat Account on December 3, 2025. The unaccepted Equity Shares, if any, tendered by the Eligible Shareholders in dematerialized form were released/ returned/ lien removed by the Clearing Corporations on December 3, 2025.

2.7.

The extinguishment of 10,00,00,000 (Ten Crore) Equity Shares Accepted under the Buyback, comprising of all Equity Shares in dematerialised form was completed in accordance with the Buyback Regulations on December 4, 2025.

3.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN:

3.1.	The capital structure of the Company before and after the completion of the Buyback is set forth below:

Sr. No.	Particulars	Pre-Buyback* (₹ Cr)	Post completion of the Buyback# (₹ Cr)
1.	Authorised share capital	2,400 (4,80,00,00,000 Equity Shares of ₹5/- each)	2,400 (4,80,00,00,000 Equity Shares of ₹5/- each)
2.	Issued, subscribed and paid-up share capital	2,077 (4,15,44,01,349 Equity Shares of ₹5/- each)	2,027 (4,05,46,24,409 Equity Shares of ₹5/- each)

*	As on the Record Date for Buyback i.e., November 14, 2025.
#	Basis allotment of 2,23,060 Equity Shares, pursuant to exercise of RSUs, on November 20, 2025 and extinguishment of 10,00,00,000 Equity Shares on December 4, 2025 pursuant to the Buyback.

4.	Details of Eligible Shareholders from whom Equity Shares Accepted exceeding 1% as a percentage of the total Equity Shares bought back are as set out below:

Sr. No.	Name of the Eligible Shareholder	No. of Equity Shares Accepted under the Buyback	Equity Shares Accepted as a % of the total Equity Shares bought back	Equity Shares Accepted as a % of the total post Buyback Equity Share capital of the Company
1	ICICI Prudential Mutual Fund (Multiple Schemes)	1,04,90,012	10.49	0.26
2	Life Insurance Corporation of India (Multiple Schemes)	83,62,941	8.36	0.21
3	NPS Trust (Multiple Schemes)	57,32,517	5.73	0.14
4	SBI Mutual Fund (Multiple Schemes)	46,25,279	4.63	0.11
5	HDFC Mutual Fund (Multiple Schemes)	30,33,071	3.03	0.07
6	Nippon Life India Trustee (Multiple Schemes)	28,97,158	2.90	0.07
7	Mirae Asset Mutual Fund (Multiple Schemes)	28,62,319	2.86	0.07
8	Kotak Mutual Fund (Multiple Schemes)	28,41,596	2.84	0.07
9	Aditya Birla Sun Life Mutual Fund (Multiple Schemes)	28,35,693	2.84	0.07
10	UTI Mutual Fund (Multiple Schemes)	24,90,952	2.49	0.06
11	Tata Mutual Fund (Multiple Schemes)	19,94,176	1.99	0.05
12	Government of Singapore	18,02,276	1.80	0.04
13	Government Pension Fund Global	16,07,248	1.61	0.04
14	Parag Parikh Mutual Fund (Multiple Schemes)	15,35,330	1.54	0.04
15	HDFC Life Insurance Company Limited	14,77,849	1.48	0.04
16	SBI Life Insurance Co. Ltd	12,52,760	1.25	0.03
17	Bajaj Allianz Life Insurance Company Ltd.	11,63,964	1.16	0.03

4.1.	The shareholding pattern of the Company before and after completion of the Buyback is set out below:

	Pre-Buyback*		Post completion of the Buyback# (₹ Cr)
Particulars	Number of Shares	% of shareholding	No. of Shares post Buyback	% holding post Buyback
Promoter and Promoter Group	54,20,29,249	13.05%	54,20,29,249	13.37%
Indian Financial Institutions/ Banks/ Mutual Funds	1,58,92,85,995	38.26%
FII/ FPI/ NRIs/ ADRs/ Foreign Nationals and OCB	1,50,29,20,368	36.17%	3,51,25,95,160	86.63%
Indian Public, Corporates and others	52,01,65,737	12.52%

Total	4,15,44,01,349	100.00	4,05,46,24,409	100.00

*	As on the Record Date of the Buyback i.e., November 14, 2025.
#	Basis allotment of 2,23,060 Equity Shares, pursuant to exercise of RSUs, on November 20, 2025 and extinguishment of 10,00,00,000 Equity Shares on December 4, 2025 pursuant to the Buyback.

5.	MANAGER TO THE BUYBACK

Kotak Mahindra Capital Company Limited
Address: 1st Floor, 27 BKC, Plot No. C – 27, “G” Block, Bandra Kurla Complex,
Bandra (East), Mumbai 400 051, Maharashtra, India
Tel	: +91 22 6218 5905
Contact Person	: Mr. Ganesh Rane
Email	: infosys.buyback2025@kotak.com
Website	: https://investmentbank.kotak.com
SEBI Registration Number	: INM000008704
Validity Period	: Permanent
CIN	: U67120MH1995PLC134050

6.	DIRECTORS’ RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts full responsibility for the information contained in this Post Buyback Public Announcement, and confirms that the information included herein contains true, factual and material information and does not and will not contain any misleading information. This Post Buyback Public Announcement is issued in terms of the resolution passed by the Buyback Committee on December 4, 2025.

For and on behalf of the Board of Directors of Infosys Limited

	Sd/-	Sd/-	Sd/-
Nandan M. Nilekani		Salil Parekh	A.G.S. Manikantha
	Chairman and Non-Executive	Chief Executive Officer	Company Secretary &
Place: Bengaluru	and Non-Independent Director	& Managing Director	Compliance Officer
Date: December 4, 2025	DIN: 00041245	DIN: 01876159	Membership No. – A21918